UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 9 February, 2011

ASX & MEDIA RELEASE
8 FEBRUARY, 2011

MARSHALL EDWARDS CEO TO PRESENT ATBIO CEO & INVESTOR CONFERENCE

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

Live Webcast from New York on Monday, February 14

San Diego – 8 February, 2011 – Marshall Edwards, Inc. (Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that Daniel P Gold, Ph.D., President and Chief Executive Officer, will present an update on Marshall Edwards and its lead oncology programs at the BIO CEO & Investor Conference on Monday, 14 February, 2011 at 11:00 a.m. EST from the Waldorf-Astoria in New York.  A live webcast of the presentation can be accessed at www.veracast.com/webcasts/bio/ceoinvestor2011/01106133.cfm.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes phenoxodiol and its next-generation drug candidate
NV-143.  The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344.  Both programs are expected to advance into the clinic in 2011.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen has a consumer healthcare business, conducts research and development on oncology therapeutics  through its 71.3 per cent owned subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.